City Telecom (H.K.) Limited (CTEL) files its Annual Report on Form 6-K

City Telecom (H.K.) Limited (the “Company”) announced that it has filed its Annual Report on Form 6-K for the year ended August 31, 2010 with the United States Securities and Exchange Commission (the “SEC”).

The Company makes available, free of charge via its website, www.ctigroup.com.hk, its Annual Report on Form 6-K filed with, or furnished to, the SEC.

Alternatively, ADR holders may receive a hard copy of the Annual Report on Form 6-K, which includes the Company’s audited financial statements, free of charge upon request. Written request should be sent to City Telecom (H.K.) Limited, Investor Engagement, Level 39, Tower 1, Metroplaza, No.223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong.

For Enquiries, please contact Corporate Communications	Investor Engagement

Jessie Cheng Tel: (852) 3145 4118 Fax: (852) 2199 8372 Email: chengcm@ctihk.com	Peggy Chan Tel: (852) 3145 6068 Fax: (852) 2199 8655 Email: investor—engagement@ctihk.com